UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Primus Guaranty, Ltd.

(Name of Issuer)

Common Shares, par value $0.08 per share

(Title of Class of Securities)

G72457107 (CUSIP Number)

October 5, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CalPERS/PCG Corporate Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,582,585 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,582,585

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,585
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12.	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCG Corporate Partners Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,582,585 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,582,585

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,585
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12.	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Corporate Group Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 5,582,585 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 5,582,585

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,582,585
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12.	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

Item 1	(a).	Name of Issuer

Primus Guaranty, Ltd. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

Clarendon House, 2 Church Street Hamilton HM 11, Bermuda

Item 2	(a).	Name of Person Filing

CalPERS/PCG Corporate Partners, LLC (“CalPERS/PCG”), PCG Corporate Partners Investments LLC (“PCG”) and Pacific Corporate Group Holdings, LLC (“Pacific Corporate Group”).

CalPERS/PCG is the record owner of 5,582,858 shares of the Issuer’s Common Shares, par value $0.08 per share (the “Common Shares”). PCG, a wholly owned subsidiary of Pacific Corporate Group, is the manager of CalPERS/PCG. As a result of their relationship with CalPERS/PCG, each of PCG and Pacific Corporate Group may be deemed to have shared voting and investment power with respect to the Common Shares beneficially owned by CalPERS/PCG. PCG and Pacific Corporate Group, however, disclaim beneficial ownership of such Common Shares.

Item 2	(b).	Address of Principal Business Office, or, if None, Residence

1200 Prospect Street, Suite 200 La Jolla, California 92037

Item 2	(c).	Citizenship

Delaware

Item 2	(d).	Title of Class of Securities

This statement relates to the Issuer’s Common Shares, par value $0.08 per share.

Item 2	(e).	CUSIP Number

G72457107

Item 3.	Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 5,582,585

The number of shares reported as beneficially owned above is as of October 7, 2004. PCG and Pacific Corporate Group expressly disclaim beneficial ownership of the Common Shares beneficially owned by CalPERS/PCG.

	(b)	Percent of Class: 13.1%

This figure is calculated based on 42,787,843 Common Shares issued and outstanding as of October 5, 2004, the completion date of the Issuer’s IPO, as reported in the Issuer’s Amendment to it’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2004 (File No. 333-114818).

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:

5,582,585

	(iii)	Sole power to dispose or to direct the disposition of:

0

	(iv)	Shared power to dispose or to direct the disposition of:

5,582,585

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 7, 2004

CalPERS/PCG Corporate Partners, LLC

By:		PCG Corporate Partners Investments LLC,
its Manager

	By:	Pacific Corporate Group Holdings, LLC,
its Managing Member

By:		/s/ Philip Posner
Name:		Philip Posner
Title:		Managing Director/CFO

PCG Corporate Partners Investments LLC

By:		Pacific Corporate Group Holdings, LLC,
its Managing Member

By:		/s/ Philip Posner
Name:		Philip Posner
Title:		Managing Director/CFO

Pacific Corporate Group Holdings, LLC

By:		/s/ Philip Posner
Name:		Philip Posner
Title:		Managing Director/CFO

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated October 7, 2004.

2	Power of Attorney, dated October 7, 2004.